United States securities and exchange commission logo





                           June 3, 2021

       Stephen C. Farrell
       Chief Executive Officer and Director
       Convey Holding Parent, Inc.
       100 SE 3rd Avenue, 26th Floor
       Fort Lauderdale, FL 33394

                                                        Re: Convey Holding
Parent, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-256370

       Dear Mr. Farrell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 21, 2021

       Cover Page

   1. We note that you have added two pages of graphics after the cover page. We note that the information on the
second page is repeated in the Prospectus Summary, MD&A, and
                                                        Business sections but
is shown without the context of those sections. You also highlight
                                                        Adjusted EBITDA without
providing comparable GAAP information. Please remove this
                                                        page as its prominence
is not appropriate. For guidance, refer to Securities Act Forms
                                                        Compliance and
Disclosure Interpretation 101.02, Item 10(e)(1)(i)(A) of Regulation S-
                                                        K, and Question 102.10
of the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
 Stephen C. Farrell
FirstName  LastNameStephen
Convey Holding   Parent, Inc. C. Farrell
Comapany
June 3, 2021NameConvey Holding Parent, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
Principal and Selling Stockholders , page 143

2. Please revise the table on page 143 to add a column to reflect the number of securities being offered by each selling stockholder.
Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31,
2021
Note 10. Share-Based Compensation, Stock Option Modification, page F-70

3. Regarding the modification to unvested stock options on February 15, 2021, we reference the disclosure that there was no incremental stock-based compensation expense as a result of this modification as the fair value of the modified awards immediately after the modification was less than the fair value of the original awards immediately before the modification. Please explain to us how you determined that there was no incremental value as a result of the decrease in exercise price of the options. Specifically explain how you determined that the fair value of the awards immediately after the modification was less than the fair value of the awards immediately before the modification. In your response, explain how you considered the guidance in ASC 718-20-35-2 and 3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tom Kluck at 202-551-3233 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Michael E. Mariani, Esq.